Exhibit 99.1

PRESS RELEASE

Magic Software Reports Third Quarter and First Nine Months Period Ended September 30, 2024 Financial Results

Or Yehuda, Israel, November 18, 2024 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the third quarter and first nine months period ended September 30, 2024.

Summary Results for the Third Quarter 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q3 2024	Q3 2023	% Change	Q3 2024	Q3 2023	% Change
Revenues	$143.0	$129.5	10.4%	$143.0	$129.5	10.4%
Gross profit	$39.7	$36.8	7.7%	$41.0	$38.1	7.8%
Gross margin	27.8%	28.4%	(60) bps	28.7%	29.4%	(70) bps
Operating income	$15.1	$13.3	13.1%	$18.5	$17.2	7.2%
Operating margin	10.5%	10.3%	20 bps	12.9%	13.3%	(40) bps
Net income (*)	$8.4	$7.1	18.0%	$11.1	$10.4	6.9%
Diluted EPS	$0.17	$0.15	13.3%	$0.23	$0.21	9.5%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Third Quarter Ended September 30, 2024

●	Revenues for the third quarter of 2024 increased by 10.4% to $143.0 million, compared to $129.5 million in the same period of the previous year. Compared to the fourth quarter of 2023, the first and the second quarters of 2024, revenues for the third quarter increased by 13.9%, 9.4%, and 4.9%, respectively.

●	Operating income for the third quarter of 2024 increased by 13.1% to $15.1 million, compared to $13.3 million in the same period of the previous year.

●	Non-GAAP operating income for the third quarter of 2024 increased by 7.2% to $18.5 million, compared to $17.2 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the third quarter of 2024 increased by 18% to $8.4 million, or $0.17 per fully diluted share, compared to $7.1 million, or $0.15 per fully diluted share, in the same period of the previous year.

●

Non-GAAP net income attributable to Magic Software’s shareholders for the third quarter of 2024 increased by 6.9% to $11.1 million, or $0.23 per fully diluted share, compared to $10.4 million, or $0.21 per fully diluted share, in the same period of the previous year.

Summary Results for the First Nine-Months Period Ended September 30, 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Nine months ended September 30,			Nine months ended September 30,
	2024	2023	% Change	2024	2023	% Change
Revenues	$409.9	$409.5	0.1%	$409.9	$409.5	0.1%
Gross Profit	$115.2	$116.0	(0.7)%	$119.4	$119.8	(0.3)%
Gross Margin	28.1%	28.3%	(20) bps	29.1%	29.3%	(20) bps
Operating Income	$44.5	$44.1	0.9%	$54.8	$54.1	1.3%
Operating Margin	10.9%	10.8%	10 bps	13.4%	13.2%	20 bps
Net Income (*)	$26.3	$28.5	(8.0)%	$34.1	$36.8	(7.3)%
Diluted EPS	$0.53	$0.58	(8.6)%	$0.69	$0.75	(7.4)%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Nine-Months Period Ended September 30, 2024

●	Revenues for the first nine months of 2024 increased by 0.1% to $409.9 million compared to $409.5 million in the same period of the previous year. As described in the pre-announcement of our third quarter results on November 8, 2023, in the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our professional services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects. This reduced demand had a negative impact on our revenues for the first nine-months ended September 30, 2024 compared to the same period of the previous year of approximately $44.3 million.

●	Operating income for the first nine months of 2024 increased by 0.9% to $44.5 million compared to $44.1 million in the same period of the previous year.

●	Non-GAAP operating income for the first nine months of 2024 increased by 1.3% to $54.8 million compared to $54.1 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the first nine months of 2024 decreased by 8.0% to $26.3 million, or $0.53 per fully diluted share, compared to $28.5 million, or $0.58 per fully diluted share, in the same period last year. The decrease in net income attributable to Magic Software’s shareholders was primarily attributable to the increase in interest expenses resulting from the increase in our overall financial debt position and negative impact of foreign currency exchange rates fluctuation recorded with respect to monetary assets and liabilities denominated in foreign currency.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first nine months of 2024 decreased by 7.3% to $34.1 million, or $0.69 per fully diluted share, compared to $36.8 million, or $0.75 per fully diluted share, in the same period last year. The decrease in non-GAAP net income attributable to Magic Software’s shareholders was primarily attributable to the increase in interest expenses resulting from the increase in our overall financial debt position and negative impact of foreign currency exchange rates fluctuation recorded with respect to monetary assets and liabilities denominated in foreign currency.

●	Cash flow from operating activities for the first nine months of 2024 amounted to $49.1 million compared to $65.5 million in the same period last year.

●	As of September 30, 2024, Magic’s cash, cash equivalents and short and long-term bank deposits amounted to $99.7 million.

●	We are revising our annual revenue guidance for 2024 increasing the lower range of our revenue guidance from $540 million to $544 million reflecting our continued solid momentum for the remaining part of the year and positive outlook. Our full year revenues guidance for 2024 is $544 million to $550 million.

Declaration of Dividend for the First Half of 2024

●	In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in an amount of 23.6 cents per share and in an aggregate amount of approximately $11.6 million, reflecting approximately 65% of its distributable profits for the first half of 2024.

●	The dividend is payable on January 8, 2025, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on December 23, 2024.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

●	The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “We are pleased to report another strong quarter of growth and resilience, with a 10.4% year-over-year increase in revenues, reaching $143 million. This performance reflects the continued success of our strategic focus on delivering value to our customers through innovative digital and cloud transformation solutions. While we are navigating a dynamic macroeconomic environment, our diversified portfolio and strong client relationships have enabled us to achieve consistent growth and improve operational efficiency. Looking ahead, we are confident in our ability to continue building on this momentum as we further invest in our business and enhance our capabilities to meet the evolving needs of our customers worldwide.”

Conference Call Details

Magic Software’s management will host a conference call on Monday, November 18, 2024, at 09:30 am Eastern Daylight Time (16:30 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2023, which filed on May 13, 2024, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Revenues	$142,968	$129,484	$409,938	$409,507
Cost of Revenues	103,287	92,647	294,715	293,480
Gross profit	39,681	36,837	115,223	116,027
Research and development, net	3,033	2,661	8,673	7,625
Selling, marketing and general and administrative expenses	21,577	20,847	62,013	64,277
Total operating expenses	24,610	23,508	70,686	71,902
Operating income	15,071	13,329	44,537	44,125
Financial expenses, net	(1,364)	(1,702)	(4,243)	(2,717)
Income before taxes on income	13,707	11,627	40,294	41,408
Taxes on income	3,273	2,942	9,042	8,210
Net income	$10,434	$8,685	$31,252	$33,198
Share of loss of companies accounted for at equity, net	(119)	-	(268)	-
Net income attributable to non-controlling interests	(1,884)	(1,539)	(4,723)	(4,650)
Net income attributable to Magic’s shareholders	$8,431	$7,146	$26,261	$28,548

Weighted average number of shares used in computing net earnings per share
Basic	49,099	49,096	49,099	49,049
Diluted	49,099	49,115	49,099	49,116

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.17	$0.15	$0.53	$0.58

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
GAAP gross profit	$39,681	$36,837	$115,223	$116,027
Amortization of capitalized software and acquired technology	1,031	995	3,265	3,066
Amortization of other intangible assets	311	237	935	726
Non-GAAP gross profit	$41,023	$38,069	$119,423	$119,819

GAAP operating income	$15,071	$13,329	$44,537	$44,125
Gross profit adjustments	1,342	1,232	4,200	3,792
Amortization of other intangible assets	1,994	2,370	5,591	6,100
Increase in valuation of contingent consideration related to acquisitions	221	547	648	382
Capitalization of software development	(724)	(907)	(2,207)	(2,341)
Costs related to acquisitions	32	39	334	220
Cost of share-based payment	521	600	1,716	1,831
Non-GAAP operating income	$18,457	$17,210	$54,819	$54,109

GAAP net income attributable to Magic’s shareholders	$8,431	$7,146	$26,261	$28,548
Operating income adjustments	3,386	3,881	10,282	9,984
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(466)	(480)	(1,314)	(1,004)
Changes in unsettled fair value of contingent consideration related to acquisitions	66	53	232	256
Deferred taxes on the above items	(286)	(189)	(1,351)	(980)
Non-GAAP net income attributable to Magic’s shareholders	$11,131	$10,411	$34,110	$36,804

Non-GAAP basic and diluted net earnings per share	$0.23	$0.21	$0.69	$0.75
Weighted average number of shares used in computing basic net earnings per share	49,099	49,096	49,099	49,094
Weighted average number of shares used in computing diluted net earnings per share	49,099	49,118	49,099	49,122

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2024		2023		2024		2023
	Unaudited		Unaudited		Unaudited		Unaudited
Revenues	$142,968	100%	$129,484	100%	$409,938	100%	$409,507	100%
Gross profit	41,023	28.7%	38,069	29.4%	119,423	29.1%	119,819	29.3%
Operating income	18,457	12.9%	17,210	13.3%	54,819	13.4%	54,109	13.2%
Net income attributable to Magic’s shareholders	11,131	7.8%	10,411	8.0%	34,110	8.3%	36,804	9.0%
Basic and diluted earnings per share	$0.23		$0.21		$0.69		$0.75

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2024	2023
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$98,942	$105,943
Short-term bank deposits	739	751
Trade receivables, net	143,109	131,098
Other accounts receivable and prepaid expenses	19,126	18,833
Total current assets	261,916	256,625

LONG-TERM ASSETS:
Deferred tax assets	5,539	6,729
Right-of-use assets	24,586	25,718
Other long-term receivables and Investments in companies accounted for at equity	8,258	8,623
Property and equipment, net	7,386	7,988
Intangible assets and goodwill, net	218,608	216,723
Total long term assets	264,377	265,781

TOTAL ASSETS	$526,293	$522,406

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$27,017	$28,941
Trade payables	27,808	28,415
Accrued expenses and other accounts payable	49,006	41,492
Current maturities of lease liabilities	4,370	4,406
Liability in respect of business combinations	1,879	6,656
Put options for non-controlling interests	19,838	18,252
Deferred revenues and customer advances	19,185	13,537
Total current liabilities	149,103	141,699

LONG TERM LIABILITIES:
Long-term debt	38,739	52,267
Deferred tax liability	8,891	11,610
Long-term lease liabilities	22,212	23,101
Long-term liability in respect of business combinations	1,670	1,049
Put options of non-controlling interests	-	620
Emolyee benefit liabilities	1,125	1,116
Total long term liabilities	72,637	89,763

EQUITY:
Magic Software Enterprises shareholders’ equity	279,414	265,981
Non-controlling interests	25,139	24,963
Total equity	304,553	290,944

TOTAL LIABILITIES AND EQUITY	$526,293	$522,406

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Nine months ended September 30,
	2024	2023
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$30,984	$33,198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,370	15,418
Cost of share-based payment	1,270	1,831
Change in deferred taxes, net	(1,965)	(2,380)
Payments of deferred and contingent consideration related to acquisitions	-	(40)
Capital gain on sale of fixed assets	(26)	23
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	-	5
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	81	-
Changes in value of short-term and long-term loans from banks and others and deposits, net	(682)	2,095
Working capital adjustments:
Trade receivables	(8,746)	24,172
Other current and long-term accounts receivable	(24)	(1,029)
Trade payables	(201)	(2,284)
Accrued expenses and other accounts payable	7,292	(6,921)
Deferred revenues	5,767	1,408
Net cash provided by operating activities	49,120	65,496

Cash flows from investing activities:

Capitalized software development costs	(2,207)	(2,341)
Purchase of property and equipment	(1,000)	(839)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(11,844)	(15,585)
Payments of deferred and contingent consideration related to acquisitions	(7,553)	(17,458)
Proceeds from sale of property and equipment	42	23
Redemption of marketable securities	1,585	-
Investment in long-term deposits	(291)	-
Investment in marketable securities	(464)	-
Investment in short-term bank deposits	(685)	-
Investment in companies accounted for at equity	(198)	(498)
Proceeds from repayment of loan receivables	-	835
Proceeds from short-term bank deposits	700	3,532
Net cash used in investing activities	(21,915)	(32,331)

Cash flows from financing activities:

Dividend to Magic’s shareholders	(10,016)	(30,798)
Dividend paid to non-controlling interests	(4,966)	(3,925)
Proceeds from sale of non-controlling interest	174	-
Repayment of lease liabilities	(4,443)	(4,096)
Purchase of redeemable non-controlling interest	(314)	(5,073)
Short-term and long-term loans received	12,601	49,467
Repayment of short-term and long-term loans	(26,769)	(12,478)
Net cash (used in) provided by financing activities	(33,733)	(6,903)

Effect of exchange rate changes on cash and cash equivalents	(472)	(3,621)

Increase (decrease) in cash and cash equivalents	(7,001)	22,641
Cash and cash equivalents at the beginning of the period	105,943	83,062
Cash and cash equivalents at end of the period	$98,942	$105,703